1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN

stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 24, 2016

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie Lithotomos

Re: Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 150 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 151 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on December 15, 2015. PEA No. 150 relates to certain changes to the Schwab Fundamental Index Funds (the “funds”), which are series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Shayna Gilmore of Dechert LLP in a telephonic discussion on January 15, 2016.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 150, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please confirm that the expense limitation agreement between Charles Schwab Investment Management, Inc. (“CSIM”) and the Registrant, on behalf of each fund, described in footnote 1 to each fund’s fee table, will remain in effect for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms that the expense limitation agreement will remain in effect for at least one year from the effective date of the Registration Statement. The contractual expense limitation agreement provides that each fund’s expense limitation will continue for so long as CSIM serves as investment adviser to the fund, unless terminated earlier with approval from the Registrant’s Board of Trustees (the “Board”). Accordingly, the expense limitation agreement is expected to continue for the life of each fund (i.e., a permanent waiver) and, therefore, will remain in effect for at least one year from the effective date of the Registration Statement.

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2.	Comment: Please explain whether each fund’s contractual expense limitation will be in place for each of the periods disclosed in the fund’s example table.

Response: As stated above, the Registrant currently expects the expense limitation agreement to continue for the life of each fund, unless earlier terminated with approval of the Board. Therefore, the contractual expense limitation for each fund will be in place for each of the periods disclosed in the fund’s example table.

3.	Comment: Please confirm that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to each fund’s “Annual Fund Operating Expenses” table, CSIM is not entitled to recoup any amounts waived or reimbursed pursuant to the arrangements.

Response: The Registrant confirms that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to its “Annual Fund Operating Expenses” tables, CSIM is not entitled to recoupment of any waived fees, or reimbursed expenses, from prior fiscal years.

4.	Comment: Please confirm that the references to each fund’s “net assets” in the fund’s policy to invest at least 90% (or 80% with respect to the Schwab Fundamental Emerging Markets Large Company Index Fund) of its net assets in stocks included in the Index (the “Names Rule Policy”) in the second paragraph of the Principal Investment Strategies section of the Statutory Prospectus includes any borrowings for investment purposes.

Response: The Registrant confirms that the reference to each fund’s “net assets” in the fund’s Names Rule Policy includes any borrowings for investment purposes. Page 1 of the funds’ Statement of Additional Information provides the following disclosure: “For purposes of [the Names Rule Policy], net assets mean net assets plus the amount of any borrowings for investment purposes.”

5.	Comment:Please review each fund’s principal risks disclosures relating to derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan to ensure that each fund’s principal risks disclosures are appropriately tailored for each fund and discuss the kinds of derivatives in which the fund invests.

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Response: The Registrant has reviewed the letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and believes that the funds’ derivatives disclosures are consistent with the observations made in the letter. As noted in the Principal Investment Strategies section of the Statutory Prospectus, the funds principally invest in futures contracts.

6.	Comment: Please include “Counterparty Risk” as a principal risk of the funds as the Statutory Prospectus indicates the funds invest in derivatives.

Response: As discussed above, the only derivatives in which the funds principally invest are futures contracts. Because the futures contracts in which the funds invest are exchange traded, counterparty risk is not a principal risk of the funds and, as such, the funds respectfully decline to include the requested language.

7.	Comment: Please consider removing the following lead-in language at the beginning of the penultimate paragraph of each fund’s Principal Investment Strategies section of the Statutory Prospectus for clarity: “Like many index funds …”.

Response: The funds respectfully decline to remove the lead-in language.

8.	Comment: For each fund for which “Exchange-Traded Funds (ETFs) Risk” is listed as a principal risk, please confirm that there is a discussion of exchange-traded funds in the Principal Investment Strategies section of the Statutory Prospectus.

Response: The Registrant confirms that the following language is included in the Principal Investment Strategies section of the Statutory Prospectus for the applicable funds: “In addition, the fund may invest in exchange-traded funds.”

9.	Comment: Please confirm that each fund’s fundamental policy with respect to the concentration of investments on page 21 of the Statement of Additional Information (“SAI”) provides that the fund may concentrate in an industry to the extent that the index it is designed to track is so concentrated.

Response: Each fund’s fundamental policy on concentration of investments as set forth in the SAI states that the fund will not “[c]oncentrate investments . . . as concentration is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.” (Emphasis added.) Based on SEC staff no-action assurances, each fund may

February 24, 2016 Page 4

concentrate investments only to the extent that their indices concentrate.1 Consistent with this SEC staff no-action relief, the following language is included in each fund’s Principal Investment Strategies section of the Statutory Prospectus: “The fund may concentrate its investments in an industry or group of industries to the extent that the Index of the fund is designed to track is also so concentrated.” Therefore, each fund’s fundamental investment policy with respect to the concentration of investments as disclosed in the Statutory Prospectus and SAI permits the fund to concentrate to the extent the index the fund is designed to track is also so concentrated.

10.	Comment: Please include standard Tandy representation language.

Response: The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the SEC or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement;

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

[1]	First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999).

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen